NEWS RELEASE
TSX - NOC
NOVEMBER 20TH, 2007	NR:07-16

Northern Peru Intersects Gold and High Grade Zinc, Lead, Silver Mineralization at Hilorico Zone, Galeno Project, Peru

Vancouver, British Columbia – Northern Peru Copper Corp. is pleased to announce that step out drilling at its Hilorico project in Peru has intersected high grade zinc-lead-silver mineralization and additional gold mineralization.  Intersects include, in Hole HR-07-33, 82.5 meters grading 1.04 grams per tonne gold plus 7.8 meters grading 12.7% zinc, 4.2% lead and 252 grams per tonne silver.  Hole HR-07-34 intersected 36 meters grading 1.66 grams per tonne gold (complete hole assays not yet received).

Marshall Koval, President & CEO, said:  “The emerging high grade zinc and silver zone at the southern end of Hilorico is very exciting and the gold values in this area are also higher than encountered elsewhere in the deposit, perhaps indicating that our drilling is vectoring towards a higher grade base and precious metal part of the system.  We continue to aggressively explore Hilorico with three drill rigs.”

The Hilorico deposit contains epithermal breccia-hosted gold mineralization in quartzites stratigraphically overlying siltstones that are cut by a thrust fault with limestone in the footwall.  Zinc, silver and lead replacement style mineralization is found in the siltstones and limestones associated with the thrust fault.

The reported drill holes are at the southern margin of Hilorico and are step-outs from hole HR-07-31 which intersected 40 meters grading 3.09 grams per tonne gold (previously reported) and 10 meters assaying 7.48% zinc, 1.11 grams per tonne gold, 22.3 grams per tonne silver (recently received).  In this area gold occurs in an irregular zone dipping approximately -45° to the south.  The reported zinc intercepts appear related to the thrust fault.  There is insufficient data to calculate true thicknesses of mineralized intercepts at this time.

Holes HR-07-31, 32 and 33 were drilled from the same platform; the first two holes at azimuth/inclinations of 047/-72°, 110/-70°.  HR-07-33 was a vertical hole.  HR-07-34 was collared 90 meters to the northwest with an azimuth/inclination of 045/-60° and to date only assays from the top 190m of the 422m hole have been received.

Hilorico is located in northern Peru approximately one kilometre from the Company’s large, feasibility stage Galeno copper-gold-molybdenum-silver project and 16km from Yanacocha, South America’s largest gold mine.  To date, the Company has drilled 12,675 meters in 37 holes at Hilorico.

The Company is continuing its feasibility study at the Galeno deposit and remains very active in reviewing strategic alternatives with its financial advisors Genuity Capital Markets.

Marshall Koval, P.Geo, is the Qualified Person as defined by National Instrument 43-101 for the Galeno Project.  Technical information contained in this press release has been reviewed by Leo Hathaway, P.Geo, Vice President of Exploration, who is the Company’s Qualified Person for the purposes of National Instrument 43-101.  Jeff O’Toole, a geologist with over 25 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Northern Peru’s secure facility located at the project.  The drill cores are mechanically split on site and samples are transported to the ALS Chemex facility in Lima for sample preparation and analysis.  Northern Peru inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Vancouver.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this [website or press release or relevant disclosure document], such as “measured resources”, “indicated resources”, and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form File No. 20F, which may be secured from us, or from the SEC’s website at

http://www.sec.gov/edgar.shtml.

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info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041